Exhibit 4

Compañía Cervecerías Unidas S.A.

Exhibit 4: Segment Information - Nine Months Ended September 30, 2002

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	88,623	87,339	16,278	38,089	76,295	76,640	54,394	50,835	273	256
Other products *	1,499	1,336	825	1,813	578	353	345	202	9,502	11,427
Total	90,123	88,675	17,103	39,902	76,873	76,993	54,739	51,037	9,775	11,683
% change	1.6%		-57.1%		-0.2%		7.3%		-16.3%

Cost of sales	(38,457)	(38,144)	(14,094)	(21,584)	(36,126)	(37,366)	(33,214)	(31,872)	(7,065)	(8,104)
% of sales	42.7%	43.0%	82.4%	54.1%	47.0%	48.5%	60.7%	62.4%	72.3%	69.4%

SG&A	(35,117)	(34,439)	(13,037)	(24,306)	(34,345)	(35,072)	(13,469)	(11,013)	(901)	(1,531)
% of sales	39.0%	38.8%	76.2%	60.9%	44.7%	45.6%	24.6%	21.6%	9.2%	13.1%

Operating profit	16,548	16,092	(10,028)	(5,988)	6,402	4,556	8,056	8,152	1,809	2,049
% change	2.8%		-67.5%		40.5%		-1.2%		-11.7%
% of sales	18.4%	18.1%	-58.6%	-15.0%	8.3%	5.9%	14.7%	16.0%	18.5%	17.5%

Depreciation	12,510	11,850	7,650	7,763	8,182	8,011	1,490	1,482	954	928
Amortization	421	299	406	363	108	103	183	169	2	2
EBITDA	29,480	28,242	(1,972)	2,138	14,693	12,670	9,729	9,803	2,766	2,979
% change	4.4%		N/A		16.0%		-0.8%		-7.2%
% of sales	32.7%	31.8%	-11.5%	5.4%	19.1%	16.5%	17.8%	19.2%	28.3%	25.5%
* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine
	2002	2001	2002	2001	2002	2001	2002	2001
VOLUMES & PRICING
					Total**		Total
Volume (HLs)	2,369,845	2,363,632	1,004,100	1,038,395	2,878,423	2,880,740	713,599	606,920
% change	0.3%		-3.3%		-0.1%		17.6%		Beer - Argentina (Argentinean GAAP)
											2002	2001
					Soft Drinks		Domestic		OPERATING RESULTS
					2,175,024	2,240,792	382,199	299,746	(all figures in A$ thousand)
					-2.9%		27.5%		Revenues
					Nectars		Export***		Core products		85,335	114,783
					198,331	157,422	335,326	313,557	Other products		369	2,685
					26.0%		6.9%		Total		85,704	117,468
					Mineral Water				% Change		-27.0%
					505,067	482,527
					4.7%				Cost of sales		(62,490)	(70,267)
									% of Sales		72.9%	59.8%
* Volumes include exports of 21,143 (18,176 to Chile) and 26,947 (21,145 to Chile) hectoliters in Q3'02 and Q3'01 respectively.
** In unit cases, sales from the soft drink and mineral water segment totaled 50.689 million and 50.730 million in 2002 & 2001 respectively.									SG&A		(55,292)	(73,343)
*** Includes 3,926 Hl and 6,383 Hl sold in Argentina during 2002 and 2001 respectively									% of Sales		64.5%	62.4%
					Total		Total
Price (Ch$ / HL)	37,364	36,944	16,486	37,479	26,506	26,604	76,225	83,812	Operating profit		(32,078)	(26,142)
% change (real)	1.1%		-56.0%		-0.4%		-9.1%		% of Sales		37.4%	22.3%

					Soft Drinks		Domestic		Depreciation		28,316	28,933
					26,550	26,532	46,451	52,220	Amortization		497	497
					0.1%		-11.0%		EBITDA		(3,265)	3,288
					Nectars		Export***
					37,303	37,733	109,269	112,305
					-1.1%		-2.7%
					Mineral Water
					22,076	23,218
					-4.9%